                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)



                            PENSKE MOTORSPORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  709 598 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 709 598 10 6              13G             PAGE  2    OF   8   PAGES
          ------------                                   -----    -----

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ROGER S. PENSKE
   SSN: ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES CITIZEN
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                5  SOLE VOTING POWER

                   66,279(1)
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         7,787,275(2)
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           66,279 (1)
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   7,787,275 (2)
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,853,554
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   SEE FOOTNOTES (1) AND (2)
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   59.3%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF 4,800 OF THESE SHARES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.

(2) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.

CUSIP NO. 709 598 10 6                                              PAGE 3 OF 8
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)
                  --------------------------------------------

ITEM 1:

              a)  NAME OF ISSUER:

                  Penske Motorsports, Inc.

              b)  ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

                  13400 West Outer Drive
                  Detroit, MI 48239

ITEM 2:

              a)  NAME OF PERSON FILING:

                  The name of the person filing this statement is Roger S. Penske, a United States citizen.

                  With respect to 7,783,875 shares, Roger S. Penske may be deemed to share voting and dispositive power with Penske Corporation, a Delaware corporation, Penske Performance, Inc., a Delaware corporation, PSH Corp., a Delaware corporation, Facility Investments, Inc., a Florida corporation, International Speedway Corporation, a Florida corporation, and the "France Family Group" (described below), which have each filed a Schedule 13G. The relationship between Roger S. Penske and such entities is described below:

                        PSH Corp., a Delaware corporation is a partially owned subsidiary of Penske Performance, Inc., and is the record holder of 7,783,875 shares of common stock, par value $.01 per share, of Penske Motorsports, Inc., that are the subject of this filing.

                        Penske Performance Inc., a Delaware corporation, owns directly 80.0% of the stock of PSH Corp. and Facility Investments, Inc. owns 20.0% of the stock of PSH Corp.

                        Penske Corporation, a Delaware corporation, owns directly all of the stock of Penske Performance, Inc.

                  Roger S. Penske, a United States citizen, beneficially owns approximately 57% of the stock of Penske Corporation. He also owns 61,479 additional

CUSIP NO. 709 598 10 6                                             PAGE 4 OF 8
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)
                   -------------------------------------------

                  shares of the Common Stock of Penske Motorsports, Inc., and owns beneficially 8,200 additional shares of the Common Stock of Penske Motorsports, Inc., which are reported on this
                  Schedule 13G.

                  The record holders of the 8,200 shares referenced above are relatives of Roger S. Penske, which Roger S. Penske may be deemed beneficially to own.

                  International Speedway Corporation, a Florida corporation, owns directly all of the stock of Facility Investments, Inc.

                  The France Family Group owns approximately 54.9% of the total of all classes of stock of International Speedway Corporation, which represents 59.9% of the votes represented by the total of all classes of stock of International Speedway Corporation. The France Family Group, consists of the living lineal descendants of William H.G. France, and Anne B. France, some spouses of such descendants and various entities controlled by such descendants and their spouses, which consists of the following natural persons and other entities: William C. France, a United States citizen; Betty Jane France, a United States citizen; James C. France, a United States citizen; Sharon M. France, a United States citizen; Lesa D. Kennedy, a United States citizen; Brian Z. France, a United States citizen; Jamison C. France, a United States citizen; Jennifer A. France, a United States citizen; Amy L. France, a United States citizen; Benjamin Z. Kennedy, a United States citizen; Western Opportunity Limited Partnership, a Nevada limited partnership; Sierra Central Corp., a Nevada corporation; Principal Investment Company, a Nevada corporation; White River Investment Limited Partnership, a Nevada limited partnership; Cen Rock Corp., a Nevada corporation; Secondary Investment Company, a Nevada corporation; Polk City Limited Partnership, a Nevada limited partnership; Boone County Corporation, a Nevada corporation; Carl Investment Limited Partnership, a Nevada limited partnership; Quaternary Investment Company, a Nevada corporation; NASCAR, a Florida corporation; and Automotive Research Bureau, a Florida corporation.

CUSIP NO. 709 598 10 6                                             PAGE 5 OF 8
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)
                  -------------------------------------------



            b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal office of Penske Corporation and Roger S. Penske is:

                  13400 West Outer Drive
                  Detroit, MI 48239-4001

                  The address of the principal office of Penske Performance, Inc. and PSH Corp. is:

                  1100 Market Street, Suite 780
                  Wilmington, DE  19801

                  The address of the principal business office of Western Opportunity Limited Partnership, Sierra Central Corp., Principal Investment Company, White River Investment Limited Partnership, Cen Rock Corp., Secondary Investment Company, Polk City Limited Partnership, Boone County Corporation, Carl Investment Limited Partnership, and Quaternary Investment Company is:

                  201 West Liberty Street, Suite 102
                  Reno, NV  89501

                  The address of the principal business office of International Speedway Corporation, Facility Investments, Inc., and the other members of the France Family Group not listed in the preceding paragraph is:

                  1801 West International Speedway Boulevard
                  Daytona Beach, FL  32114

            c)    CITIZENSHIP:

                  This portion of the Schedule 13G is completed by incorporating the information contained in Item 4 of the copies of the second part of the cover page which are incorporated herein by reference.

            d)    TITLE OF CLASS OF SECURITIES:

                  Common Stock

CUSIP NO. 709 598 10 6                                              PAGE 6 OF 8
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)
                  -------------------------------------------



                e)   CUSIP NUMBER:

                     709 598 10 6

ITEM 3:

Not Applicable.

ITEM 4:         OWNERSHIP

                a)   AMOUNT BENEFICIALLY OWNED:
                     7,853,554

                b)   PERCENT OF CLASS:
                     59.3%

                c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                            66,279

                     (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                            7,787,275

                     (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                            OF:

                            66,279


                     (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                            DISPOSITION OF:

                            7,787,275


ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

CUSIP NO. 709 598 10 6                                              PAGE 7 OF 8
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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)
                  -------------------------------------------


  ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:


See response to Item No. 2 for persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from or the proceeds from the sale of 7,783,875 shares of such securities (and such interest relates to more than five percent of such class).

CUSIP NO. 709 598 10 6                                              PAGE 8 OF 8
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                 SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13d - 1(c)
                 -------------------------------------------


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


Not applicable.


ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:


Not Applicable.


ITEM 9:   NOTICE OF DISSOLUTION OF GROUP:


Not Applicable.


ITEM 10:  CERTIFICATION:


Not Applicable.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                                /S/ ROGER S. PENSKE
                                                -----------------------------

                                                    Feburary 12, 1997
                                                -----------------------------
                                                DATE